FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY AMENDS ADVANCE NOTICE BY-LAW	1.

Document 1

  NEWS RELEASE
June 13, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY AMENDS ADVANCE NOTICE BY-LAW

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that its Board of Directors has approved an amendment to BlackBerry’s By-Law No. A4 adopted by the Board on March 27, 2014, which sets out advance notice requirements for director nominations. The sole purpose of the amendment is to delete the final sentence of Section 3 of the by-law (relating to postponed and adjourned meetings), consistent with recent changes to proxy advisory firm guidance.  The amended and restated By-Law No. A4, which has been filed on SEDAR and EDGAR, is subject to the confirmation of shareholders at the annual and special meeting of BlackBerry shareholders to be held on June 19, 2014.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Contacts:

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

###

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 13, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer